INTEREST CREDITED TO THE LOAN AMOUNTS ENDORSEMENT

This Endorsement is added to and becomes a part of the Policy to which it is attached. In the case of conflict between the provisions of the Policy and this Endorsement, the provisions of this Endorsement will control.

Section of the Policy is revised to read as follows:

11.4 Interest Credited to the Loan Account
The Company credits Loan Account Value with interest at an effective annual rate of not less than the Guaranteed Minimum Interest Rate for Loan Collateral shown on the Policy Specifications page. On each Monthly Anniversary Day, interest earned on the Loan Account Value since the preceding Monthly Anniversary Day is transferred to the applicable Subaccount(s) and the Fixed Account. Unless the Owner specifies otherwise, such transfers are allocated in the same manner as transfers of collateral to the Loan Account.

This change is effective as of the Issue Date of the Policy.

Symetra Life Insurance Company

[Jacqueline M. Veneziani] [Secretary]